UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(AMENDMENT No. )
SCHEDULE 13D
Under the Securities Exchange Act of 1934

TerreStar Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

881451108
(CUSIP Number)

Andrew Rabinowitz
Marathon Asset Management, L.P.
One Bryant Park, 38th Floor
New York, New York 10036
212.500.3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    881451108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Marathon Asset Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) Not
(b) Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power:	22,547,001*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	22,547,001*
Person With	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,547,001*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 16.2%*

14.	Type of Reporting Person (See Instructions): IA

*Based upon the information set forth in the Quarterly Report on Form 10-Q of TerreStar Corporation, a Delaware corporation (the “Company”), for the quarterly period ended June 30, 2010 and filed with the Securities and Exchange Commission on August 6, 2010, there were 139,466,034 shares of common stock, par value $0.01 per share (the “Shares”), of the Company issued and outstanding as of August 2, 2010.  As of the filing date of this Schedule 13D, certain funds and accounts (the “Funds and Accounts”) advised by Marathon Asset Management, L.P., a Delaware limited Partnership (“Marathon”), collectively hold 22,547,001 Shares.  Marathon, in its capacity as the investment manager of each of the Funds and Accounts, has the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds and Accounts.  Accordingly, as of the filing date of this Schedule 13D, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”), Marathon may be deemed to beneficially own 22,547,001 Shares, or 16.2% of the Shares deemed issued and outstanding.  This report shall not be deemed an admission that Marathon, each Fund and Account or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 1.    Security and Issuer.

       The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Shares”), of TerreStar Corporation, a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 12010 Sunset Hills Road, 6th Floor, Reston, Virginia  20190.

Item 2.   Identity and Background.

       This Schedule 13D is filed by Marathon Asset Management, L.P. (“Marathon”), a Delaware limited partnership, which serves as the investment manager to certain funds and accounts (the “Funds and Accounts”) which hold certain securities of the Company as described herein.  Marathon, in its capacity as the investment manager of each of the Funds and Accounts, has the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds and Accounts.  The general partner of Marathon is Marathon Asset Management GP, LLC, a Delaware limited liability company (the “General Partner”).  Bruce Richards and Louis Hanover are the managing members of the General Partner.  Messrs. Richards and Hanover are citizens of the United States.

       Marathon maintains its principal office at One Bryant Park, 38th Floor, New York, New York 10036.  Marathon, on behalf of certain funds and accounts that it manages, is engaged in the investment in personal property of all kinds, including, but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

       During the last five years, none of Marathon, the General Partner, Mr. Richards or Mr. Hanover has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

       As of the filing date hereof and as more fully set forth in Item 5 below, Marathon may be deemed to beneficially own 22,547,001 Shares.  The funds used to purchase the Shares reported herein came directly from the assets of the Funds and Accounts.  The aggregate amount of funds used to purchase the Shares reported herein was approximately $2,697,334.11.

Item 4.   Purpose of Transaction.

       Marathon caused the Funds and Accounts to purchase the Shares reported herein for investment purposes.  Marathon evaluates the investment in the Shares on a continual basis.  Marathon caused the Funds and Accounts to purchase the Shares reported herein because Marathon believed the Shares to be undervalued.  Marathon believes that the Company and one or more of its direct and indirect subsidiaries have not provided sufficient value to the Company’s shareholders.  Marathon may, over time, take any and all actions considered appropriate to realize the value of the Shares.  Specifically, Marathon may have discussions concerning the strategic direction of the Company with the Company’s representatives and representatives of one or more of the Company’s direct and indirect subsidiaries, with other holders of equity interests in the Company and one or more of the Company’s direct and indirect subsidiaries, and with creditors of the Company and one or more of the Company’s direct and indirect subsidiaries.  In addition, Marathon has filed papers in, and may continue to participate in, the Chapter 11 bankruptcy proceedings (and, also may participate in the future in the related Canadian insolvency proceedings) of certain of the Company’s direct and indirect subsidiaries, which Chapter 11 bankruptcy proceedings are currently pending in the United States Bankruptcy Court for the Southern District of New York under jointly administered case number 10-15446 (SHL).

       Depending upon Marathon’s view of the Company’s business and financial prospects and general market conditions, Marathon may cause the Funds and Accounts to purchase additional Shares or dispose of Shares at any time or from time to time.

Item 5.   Interest in Securities of the Issuer.

       Based upon the information set forth in the Quarterly Report on Form 10-Q of the Company for the quarterly period ended June 30, 2010 and filed with the Securities and Exchange Commission on August 6, 2010, there were 139,466,034 Shares issued and outstanding as of August 2, 2010.  As of the filing date of this Schedule 13D, the Funds and Accounts collectively hold 22,547,001 Shares.  Marathon, in its capacity as the investment manager of each of the Funds and Accounts, has the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds and Accounts.  Accordingly, as of the filing date of this Schedule 13D, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”), Marathon may be deemed to beneficially own 22,547,001 Shares, or 16.2% of the Shares deemed issued and outstanding.  This report shall not be deemed an admission that Marathon, each Fund and Account or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

       The following table details the transactions during the sixty days on or prior to October 29, 2010 and from October 29, 2010 through the filing date of this Schedule 13D in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Marathon or any other person or entity controlled by Marathon or any person or entity for which Marathon possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction).

Date	Type of Transaction	Number of Shares	Security Type	Price Per Share ($)
10/29/10	Purchase	7,363,319	Shares	$0.1055
11/1/10	Purchase	6,336,682	Shares	$0.1495
11/4/10	Purchase	8,847,000	Shares	$0.1100

       Other than the transactions described in this Schedule 13D, during the sixty days on or prior to October 29, 2010 and from October 29, 2010 through the filing date of this Schedule 13D, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Marathon or any other person or entity controlled by Marathon or any person or entity for which Marathon possesses voting or investment control over the securities thereof.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       There are no contracts, arrangements, understandings or relationships between Marathon or the Funds and Accounts and any other person required to be described in Item 6 of Schedule 13D.

Item 7.   Material to be Filed as Exhibits.

       Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2010

MARATHON ASSET MANAGEMENT, L.P.

By: Marathon Asset Management GP, LLC
its general partner

By: /s/ Louis Hanover
Name: Louis Hanover
Title: Authorized Person

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).